UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 26, 2012

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the third quarter 2012 results of Statoil ASA.

2012 THIRD QUARTER RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT(HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    Reconciliation of adjusted earnings to net operating income
    Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS

CONDENSED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
    1 ORGANISATION AND BASIS OF PREPARATION
    2 SIGNIFICANT EVENTS
    3 SEGMENTS
    4 FINANCIAL ITEMS
    5 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
    6 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
    7 SUBSEQUENT EVENTS

HSE ACCOUNTING

SIGNATURES

2012 THIRD QUARTER RESULTS

Statoil's third quarter 2012 net operating income was NOK 40.9 billion, a 4% increase compared to NOK 39.3 billion in the third quarter of 2011.

"Statoil delivered solid financial results in the quarter. By ramping up new fields, we have grown production year to date by 10% compared to the same period last year, and 8% compared to the 2011 average. This is in line with our plans. Our operational performance is solid and we progressed an extensive maintenance programme according to plan. We are on track, and maintain our guidance for 2012," says Helge Lund, Statoil's president and CEO.

In 2012, Statoil has increased cash flows from underlying operations [8] by 12% to NOK 188 billion. Successful exploration activities have added larger volumes to Statoil's resource base in the first nine months of 2012 than in all of 2011.

"We maintain momentum in realising our strategy for growth towards 2020, with new discoveries and investments for improved oil recovery on the NCS, and continued profitable growth in our production outside Norway," says Lund.

Adjusted earnings [8] were NOK 40 billion, 7% lower than in the same period of 2011. The company increased gas sales while realising higher prices. However, higher exploration costs and lower liquids volumes in accordance with expectations, more than offset the increase.

Statoil has further strengthened its financial position, and the company now holds NOK 85 billion in liquid assets. Portfolio management has contributed NOK 29 billion in proceeds from sale of assets and business this year.

"This week's agreement with Wintershall gives a more focused portfolio, consolidates our position as the largest player on the Utsira High, enhances Statoil's financial flexibility and demonstrates the value of our NCS assets," says Lund.

After the divestments of NCS assets, Statoil expects 2013 production to be lower than in 2012. However, the company is on track for an average growth of 2 to 3% from 2012 to 2016 and equity production above 2.5 million barrels per day of oil equivalent in 2020.

	Third quarter			First nine months			Full year
	2012	2011	Change	2012	2011	Change	2011

Net operating income (NOK billion)	40.9	39.3	4%	160.8	151.1	6%	211.8
Adjusted earnings (NOK billion) [8]	40.0	43.1	(7%)	144.9	134.0	8%	179.9
Adjusted earnings after tax (NOK billion) [8]	11.9	11.4	4%	40.1	36.2	11%	50.7
Net income (NOK billion)	14.5	9.9	47%	56.5	53.0	7%	78.4
Earnings per share (NOK)	4.52	3.27	38%	17.58	16.75	5%	24.76
Average liquids price (NOK/bbl) [1]	591	591	(0%)	609	593	3%	592
Average invoiced gas prices (NOK/scm)	2.16	1.97	10%	2.22	1.99	12%	2.08
Equity production (mboe per day)	1,811	1,764	3%	1,994	1,808	10%	1,850
Serious incident frequency (SIF)	0.9	1.1		1.0	1.1		1.1

The serious incident frequency (SIF) was 0.9 in the third quarter of 2012, compared to 1.1 in the third quarter of 2011.

Equity production was 1,811 mboe per day in the third quarter, up 3% from 1,764 mboe per day in the same period in 2011.

Adjusted earnings [8] were NOK 40.0 billion in the third quarter, down 7% from NOK 43.1 billion in the third quarter last year.

Adjusted earnings after tax [8] were NOK 11.9 billion, compared to NOK 11.4 billion in the third quarter of 2011.

Net income was NOK 14.5 billion in the third quarter, up 47% from NOK 9.9 billion in the same period in 2011.

Key events since second quarter:

  Continuing value creation through portfolio management and revitalising the NCS with high-value barrels: Signed agreement with Wintershall to exit the Brage license, farm down Gjøa and Vega, and enter the Edvard Grieg license. The transaction is subject to governmental approval. Agreed consideration is USD 1.45 billion. Entered strategic partnership with Wintershall and BASF to develop new insights and technologies on improved oil recovery (IOR).
  Applying technology to increase recovery: Sanctioned four IOR projects on the NCS, commenced building of Norwegian IOR centre and announced average recovery rate of 50% for Statoil's NCS portfolio.
  Developing a leading global exploration company: Added barrels to the Johan Sverdrup field through the Geitungen discovery, confirmed potential of Peregrino South oil discovery through new exploration well, signed agreements for Russian offshore exploration with Rosneft, and announced a nine well drilling campaign for 2013 in the Norwegian Barents Sea.
  Growing unconventionals and taking strategic mid-stream positions: Started transporting Bakken crude from North Dakota in the U.S. to market by rail, significantly increasing the oil's value.
  Utilising oil and gas competencies to open new renewable energy opportunities: Opened Sheringham Shoal offshore wind farm and acquired a 70% share of the Dudgeon offshore wind farm project in the UK.

OPERATIONAL REVIEW

Operational data	Third quarter			First nine months			Full year
	2012	2011	Change	2012	2011	Change	2011

Average liquids price (USD/bbl)	99.9	107.5	(7%)	103.7	106.7	(3%)	105.6
USDNOK average daily exchange rate	5.91	5.50	8%	5.87	5.56	6%	5.61
Average liquids price (NOK/bbl) [1]	591	591	(0%)	609	593	3%	592
Average invoiced gas prices (NOK/scm)	2.16	1.97	10%	2.22	1.99	12%	2.08
Refining reference margin (USD/bbl) [2]	7.9	2.7	>100%	5.7	2.5	>100%	2.3

Production (mboe per day)
Total entitlement liquids production	894	949	(6%)	970	930	4%	945
Total entitlement gas production	730	625	17%	823	677	22%	706
Total entitlement liquids and gas production [3] [4]	1,624	1,573	3%	1,793	1,607	12%	1,650

Total equity liquids production	1,058	1,124	(6%)	1,142	1,108	3%	1,118
Total equity gas production	753	640	18%	853	700	22%	732
Total equity liquids and gas production	1,811	1,764	3%	1,994	1,808	10%	1,850

Liftings (mboe per day)
Total liquids liftings	899	940	(4%)	964	889	8%	910
Total gas liftings	730	625	17%	823	677	22%	706
Total liquids and gas liftings [5]	1,629	1,565	4%	1,787	1,566	14%	1,616

Production cost (NOK/boe, last 12 months)
Production cost entitlement volumes [6]	49	45	8%	49	45	8%	47
Production cost equity volumes [7]	44	40	9%	44	40	9%	42

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Total equity liquids and gas production [7] was up 3%, to 1,811 mboe per day in the third quarter, primarily due to increased gas sales from the NCS, ramp-up of production on various fields, and increased production from Gullfaks on the NCS because of increased water injection and additional wells. The Heidrun redetermination settlement with a relatively higher equity production in the third quarter of 2011, reduced ownership share at Kvitebjørn as of May 2012, higher maintenance activity and expected natural decline on mature fields, counteracted the increase in equity production.

Total entitlement liquids and gas production was up 3%, to 1,624 mboe per day, impacted by the increase in equity production as described above. The average Production Sharing Agreement (PSA) effect was 188 mboe per day compared to 191 mboe per day in the third quarter of 2011.

Production cost per boe of entitlement volumes [6] was NOK 49 for the 12 months ended 30 September 2012, compared to NOK 45 for the 12 months ended 30 September 2011. Based on equity volumes, the production cost per barrel for the two periods was NOK 44 and NOK 40, respectively [7]. The increase is mainly related to higher costs from fields in the production ramp-up phase during the last twelve months resulting in relatively higher cost per barrel from new fields coming on stream and increased activity related to well maintenance.

Exploration expenditure (including capitalised exploration expenditure) was NOK 4.9 billion in the third quarter, the same level as in the third quarter of 2011. Increased seismic expenditures were offset by reduced drilling expenditures.

In the third quarter of 2012, a total of 11 exploration wells were completed before 30 September 2012, six on the NCS and five internationally. Five wells were announced as discoveries in the third quarter, four on the NCS and one internationally.

Exploration expenses	Third quarter			First nine months			Full year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Exploration expenditure (activity)	4.9	4.9	(2%)	16.0	13.2	21%	18.8
Expensed, previously capitalised exploration expenditure	1.5	0.1	>100%	2.4	0.8	>100%	1.8
Capitalised share of current periods exploration activity	(1.3)	(2.3)	(43%)	(5.3)	(5.5)	(4%)	(6.4)
Impairment / Reversal of Impairment	0.1	0.6	(74%)	0.3	0.5	(31%)	(0.3)

Exploration expenses IFRS	5.2	3.3	58%	13.4	9.0	49%	13.8

First nine months 2012

Total equity liquids and gas production was up 10% to 1,994 mboe per day in the first nine months of 2012, primarily because of increased gas deliveries from the NCS, start-up of production from new fields and ramp-up of production on various fields. Increased production from Gullfaks on the NCS, because of increased water injection and additional wells, and higher maintenance activities in the first nine months of 2011, added to the increase. Expected natural decline on mature fields and the Heidrun redetermination settlement with a relatively high equity production in the first nine months of 2011, counteracted the increase in equity production.

Total entitlement liquids and gas production was up 12% to 1,793 mboe per day in the first nine months of 2012, impacted by the increase in equity production as described above and a relatively lower negative effect from production sharing agreements. The average PSA effect on entitlement production was 201 mboe per day in the first nine months of both 2012 and 2011.

Exploration expenditure (including capitalised exploration expenditure) was NOK 16.0 billion in the first nine months of 2012, compared to NOK 13.2 billion in the same period of 2011. The NOK 2.8 billion increase was mainly due to more expensive wells and an increased number of wells being drilled. Increased seismic and field evaluation costs also added to this increase.

In the first nine months of 2012 Statoil completed 36 exploration wells, 15 on the NCS and 21 internationally. A total of 18 wells were announced as discoveries in the period, 10 on the NCS and eight internationally.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

REVENUES AND OTHER INCOME
Revenues	165.3	166.4	(1%)	546.5	471.7	16%	645.6
Other income	1.4	0.4	>100%	16.3	15.8	3%	24.6

Total revenues and other income	166.7	166.8	(0%)	562.8	487.5	15%	670.2

OPERATING EXPENSES
Purchases [net of inventory variation]	87.0	88.1	(1%)	286.3	236.8	21%	319.6
Operating expenses and selling, general and administrative expenses	19.0	18.9	0%	57.6	53.0	9%	73.6
Depreciation, amortisation and net impairment losses	14.6	17.2	(15%)	44.7	37.6	19%	51.4
Exploration expenses	5.2	3.3	58%	13.4	9.0	49%	13.8

Total operating expenses	(125.8)	(127.6)	(1%)	(402.0)	(336.4)	19%	(458.4)

Net operating income	40.9	39.3	4%	160.8	151.1	6%	211.8

Net financial items	3.0	2.9	3%	0.0	2.6	(99%)	2.1

Income tax	(29.4)	(32.3)	(9%)	(104.4)	(100.7)	4%	(135.4)

Net income	14.5	9.9	47%	56.5	53.0	7%	78.4

Non-controlling interests	0.1	(0.6)	>(100%)	0.5	(0.3)	>(100%)	(0.3)

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Net operating income was NOK 40.9 billion, an increase of 4% compared to the third quarter of last year.

Revenues were slightly down compared to the third quarter of 2011, mainly because of lower prices measured in USD and reduced volumes for liquids, partly offset by higher gas prices and increased volumes of gas sold. Trading of liquids and improved refinery margins also made an important positive contribution. Purchases [net of inventory variation], which represent Statoil's purchases of SDFI [9] and third party volumes, decreased by 1%. Operating expenses and selling, general and administrative expenses were NOK 19.0 billion, slightly up NOK 0.1 billion from the third quarter of 2011, mainly because of new fields coming on stream, increased transportation costs and increased royalty expenses, partly offset by the drop of NOK 1.7 billion in expenses caused by the divestment of the Fuel and Retail segment in the second quarter of 2012. The 15% decrease in depreciation, amortisation and net impairment losses was mainly due to a higher level of impairment losses in the third quarter of 2011. This was partly offset by increased depreciation and amortisation costs related to start-up and ramp-up of production on various fields and increased entitlement production. Exploration expenses increased by NOK 1.9 billion mainly because higher exploration expenditures capitalised in previous periods were expensed this quarter, and because a lower portion of exploration expenditures was capitalised due to non-commercial wells.

Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods. See Use and reconciliation of non-GAAP financial measures for more information on Adjusted earnings and a reconciliation to Net operating income.

Adjusted earnings [8]	Third quarter			First nine months			Full year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Adjusted total revenues and other income	166.8	164.9	1%	550.8	470.5	17%	639.3

Adjusted purchases	88.2	87.8	0%	286.9	237.3	21%	320.3
Adjusted operating expenses and selling, general and administrative expenses	18.9	18.2	4%	61.4	54.3	13%	74.8
Adjusted depreciation, amortisation and net impairment losses	14.6	13.0	12%	44.0	36.2	21%	50.2
Adjusted exploration expenses	5.2	2.7	94%	13.6	8.5	59%	14.2

Adjusted earnings [8]	40.0	43.1	(7%)	144.9	134.0	8%	179.9

In the third quarter of 2012, lower fair values of derivatives (NOK 0.8 billion) had a negative impact on net operating income, while gain on sale of assets (NOK 0.9 billion), higher value of products in operational storage (NOK 1.1 billion), over/underlift position (NOK 0.1 billion) and other provisions/adjustments (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.4 billion), adjusted earnings were NOK 40.0 billion in the third quarter of 2012.

In the third quarter of 2011, impairment losses net of reversal (NOK 4.8 billion), lower value of products in operational storage (NOK 0.3 billion), net loss on sale of assets (NOK 0.1 billion) and provisions (NOK 0.1 billion), had a negative impact on net operating income, while higher fair values of derivatives (NOK 3.3 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 1.7 billion), adjusted earnings were NOK 43.1 billion in the third quarter of 2011.

Adjusted earnings were positively affected by good results from the sale of gas. Both gas prices and volumes were considerably higher compared to the third quarter last year, and trading of liquids and improved refinery margins made an important positive contribution to adjusted earnings. However, lower volumes of liquids, higher exploration costs because of non-commercial wells and increased other operating expenses, reflecting the overall increased activity level, more than offset the increase and adjusted earnings were down by 7% compared to the third quarter 2011.

Adjusted purchases increased slightly by NOK 0.4 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 4%, mainly because of new fields coming on stream, increased transportation costs related to higher produced and traded gas volumes and increased royalty expenses, partly offset by the drop of NOK 1.7 billion in expenses caused by the divestment of the Fuel and Retail segment in the second quarter of 2012.

Adjusted depreciation, amortisation and net impairment losseswere up 12%, mainly due to increased production and because new fields with higher depreciation came on stream in the international business in the latter part of 2011. The increase was partly offset by higher proved reserve estimates on the NCS reducing the depreciation per barrel rate.

Adjusted exploration expenses increased by NOK 2.5 billion, mainly due to increased seismic and field developments costs and higher exploration expenditures capitalised in previous periods being expensed in this quarter. A lower portion of exploration expenditures being capitalised because of non-commercial wells this quarter, added to the increase. Reduced exploration expenditures due to lower drilling activity partly offset the increase.

Net financial items amounted to a gain of NOK 3.0 billion in the third quarter of 2012, compared to a gain of NOK 2.9 billion in the third quarter of 2011.

	30 September	30 June	31 December	30 September
Exchange rates	2012	2012	2011	2011

USDNOK	5.70	5.98	5.99	5.84
EURNOK	7.37	7.53	7.75	7.89

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 0.2 billion in the third quarter of 2012.

Net financial items in the third quarter of 2012	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	2.6	0.4	1.3	(1.2)	3.0	(1.4)	1.6

Foreign exchange (FX) impacts (incl. derivatives)	(0.9)	(0.4)			(1.3)
Interest rate (IR) derivatives			(1.3)		(1.3)
Gain on financial lease	(0.7)				(0.7)

Subtotal	(1.6)	(0.4)	(1.3)	0.0	(3.2)	2.0	(1.2)

Financial items excluding FX and IR derivatives	1.0	0.0	0.0	(1.2)	(0.2)	0.6	0.4

Income taxes were NOK 29.4 billion in the third quarter, equivalent to an effective tax rate of 66.9%, compared to 76.6% in the third quarter of 2011. The tax rate decreased mainly due to impairments, with lower than average tax rates, in the third quarter of 2011, and high deferred taxes in the third quarter of 2011 compared to deferred tax income in the third quarter of 2012. The deferred tax effects is related to currency effects in entities that are taxable in currencies other than the functional currency. The decrease is also caused by relatively lower income from the NCS in the third quarter of 2012. Income from the NCS is subject to a higher than average tax rate. The decreased tax rate was partly offset by taxable foreign exchange gains in the third quarter of 2012 compared to deductible foreign exchange losses in the third quarter of 2011 in entities that are taxable in currencies other than the functional currency.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which excludes net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods. See Use and reconciliation of non-GAAP financial measures - reconciliation of adjusted earnings after tax to net income.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

	Third quarter
Adjusted earnings after tax by segment [8]	2012			2011
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	31.1	22.9	8.2	35.8	26.9	8.9
Development and Production International	4.4	2.6	1.8	4.1	2.0	2.1
Marketing, Processing & Renewable energy	4.1	2.4	1.7	2.5	2.4	0.0
Fuel & Retail	-	-	-	0.6	0.2	0.5
Other	0.4	0.2	0.2	0.1	0.2	(0.1)

Group	40.0	28.1	11.9	43.1	31.7	11.4

Effective tax rates on adjusted earnings			70.4%			73.5%

Adjusted earnings after tax were NOK 11.9 billion, equivalent to an effective tax rate on adjusted earnings of 70.4%. The decrease in tax rates compared to the third quarter of 2011 is mainly explained by relatively lower adjusted earnings from the NCS. Income from the NCS is subject to a marginal tax rate of 78%. The decreased tax rate on adjusted earnings in the third quarter of 2012 was partially offset by a high tax rate on adjusted earnings from Development and Production International. This was due to relatively higher adjusted earnings from high tax regimes and exploration costs with lower than average tax rates.

Net income amounted to NOK 14.5 billion in the third quarter, an increase of 47% compared to the third quarter 2011. In addition to the impact of change in net operating income, the increase was mainly attributable to lower effective tax rate.

First nine months 2012

In the first nine months of 2012, net operating income was NOK 160.8 billion, an increase of 6% compared to the same period last year.

Revenues were positively impacted by increased volumes of liquids and gas sold and higher prices measured in NOK for both liquids and gas. Lower unrealised gains on derivatives partly offset the increase in revenues. Purchases [net of inventory variation] increased by 21%, mainly due to increased volumes and higher prices of liquids purchased measured in NOK. Operating expenses and selling, general and administrative expenses totalled NOK 57.6 billion, up 9% compared to the first nine months of 2011, mainly explained by increased operating plant costs and start-up and ramp-up of production on various fields. The reversal of a provision in the second quarter 2012 related to the discontinued part of the early retirement pension, and the drop of NOK 5.3 billion in expenses caused by the divestment of the Fuel and Retail segment in the second quarter of 2012, counteracted the increase. Depreciation, amortisation and net impairment losses were up 19% mainly because of new fields coming on stream and ramp-up of production on various fields. Also, net impairment losses of NOK 0.7 billion added to the increased depreciation costs. Exploration expenses increased by NOK 4.4 billion to NOK 13.4 billion, mainly because of increased spending on seismic and field evaluation and because higher exploration expenditures capitalised in previous periods were expensed in this period.

In the first nine months of 2012, lower fair values of derivatives (NOK 2.8 billion) and impairment losses (NOK 0.7 billion) negatively impacted net operating income, while gain on sale of assets (NOK 14.3 billion), other adjustments related to the discontinued part of the early retirement pension (NOK 4.3 billion), higher value of products in operational storage (NOK 0.6 billion) and over/underlift position (NOK 0.3 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 144.9 billion in the first nine months of 2012.

In the first nine months of 2011, impairment losses net of reversals (NOK 1.8 billion) and over/underlift position (NOK 2.9 billion) negatively impacted net operating income, while gain on sale of assets (NOK 14.1 billion), higher fair value of derivatives (NOK 6.9 billion), higher value of products in operational storage (NOK 0.5 billion) and net reversal of provisions (NOK 0.5 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 0.3 billion) adjusted earnings were NOK 134.0 billion in the first nine months of 2011.

The 8% increase in adjusted earnings was primarily caused by the increase in liquids and gas prices measured in NOK and increased volumes sold because of the increase in production and liftings. Liquids trading and improved refinery margins also made an important positive contribution to adjusted earnings in the period. Higher exploration costs and increased other operating expenses reflecting the overall increased activity level, partly offset the increase.

Adjusted purchases increased by 21%, mainly due to the higher volumes of oil and gas purchased, and higher prices of liquids measured in NOK.

Adjusted operating expenses and selling, general and administrative expenses increased by 13%, mainly explained by increased operating plant costs and start-up and ramp-up of production on various fields. Also, increased royalties, higher transportation activity due to higher volumes of liquids and longer distances, and increased transportation costs due to lower Gassled ownership share, added to the increase. The NOK 5.3 billion drop in expenses caused by the divestment of the Fuel and Retail segment in the second quarter of 2012, reduced the increase.

Adjusted depreciation, amortisation and net impairment losses were up 21% mainly because of start-up and acquisition of new fields. Ramp-up and higher entitlement production on various fields together with higher investments added to the increase. Increased reserve estimates and lower ownership shares partly offset the increase.

Adjusted exploration expenses increased by 59%, mainly because of increased spending on seismic and field evaluation, and because higher exploration expenditures capitalised in previous periods were expensed in this period.

Net financial items amounted to NOK 0 billion in the first nine months of 2012, compared to a gain of NOK 2.6 billion in the first nine months of 2011. The decrease was mainly due to an impairment loss related to a financial investment in the first nine months of 2012 partly offset by changes in financial investments due to different currency effects between the first nine months of 2012 and 2011. In addition a decrease in fair value gains on interest rate swap positions related to the interest rate management of external loans.

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 1.2 billion in the first nine months of 2012. The main reason for the loss is the negative development in the stock markets, reducing the gain on equities held by Statoil's insurance company (Statoil Forsikring a.s.).

Net financial items in the first nine months of 2012	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	1.2	0.3	2.6	(4.1)	0.0	0.3	0.3

Foreign exchange (FX) impacts (incl. derivatives)	0.2	(0.3)			(0.1)
Interest rate (IR) derivatives			(2.6)		(2.6)
Impairment of financial investment	2.1				2.1
Gain on financial lease	(0.7)				(0.7)

Subtotal	1.6	(0.3)	(2.6)	0.0	(1.2)	2.2	1.0

Financial items excluding FX and IR derivatives	2.8	0.0	0.0	(4.1)	(1.2)	2.5	1.3

Income taxes were NOK 104.4 billion in the first nine months of 2012, equivalent to an effective tax rate of 64.9%, compared to 65.5% in the first nine months of 2011. The decrease is mainly explained by higher effect of capital gains subject to lower than average tax rates in the first nine months of 2012 compared with the first nine months of 2011.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

	First nine months
Adjusted earnings after tax by segment [8]	2012			2011
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	117.2	87.9	29.3	112.2	84.3	27.9
Development and Production International	14.6	7.3	7.3	15.1	8.6	6.6
Marketing, Processing and Renewable energy	12.6	9.0	3.6	5.7	5.0	0.7
Fuel & Retail	0.6	0.2	0.5	1.5	0.4	1.1
Other	(0.2)	0.5	(0.7)	(0.5)	(0.4)	(0.1)

Group	144.9	104.8	40.1	134.0	97.8	36.2

Effective tax rates on adjusted earnings			72.3%			73.1%

Adjusted earnings after tax were NOK 40.1 billion, equivalent to an effective tax rate on adjusted earnings of 72.3%, compared to 73.1% in the first nine months last year. The decreased tax rate on adjusted earnings is mainly due to lower tax rate on adjusted earnings from Development and Production International. This was due to a change in earnings composition between high tax regimes and low tax regimes.

In the first nine months of 2012, net income increased by 7% to NOK 56.5 billion, mainly due to the impact of net operating income as described above. Reduced gain on net financial items partly offset the increase.

OUTLOOK

Organic capital expenditures for 2012 (i.e. excluding acquisitions and capital leases), are estimated at around USD 18 billion.

The Company will continue to mature its large portfolio of exploration assets and expects to complete around 45 wells in 2012 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

Statoil has an ambition to continue to be in the top quartile, of its peer group, for unit of production cost.

Planned maintenance is expected to have a negative impact on the quarterly production of approximately 30 mboe per day in the fourth quarter of 2012, of which half is planned on the NCS. In total, the maintenance is estimated to have an impact on equity production of around 50 mboe per day for the full year 2012, of which most are liquids.

Equity production for 2012 is estimated to grow by around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production [10]. Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

For the period beyond 2012, Statoil has an ambition to reach an equity production above 2.5 million barrels per day of oil equivalent in 2020 [10]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a growth rate of 2 to 3% (CAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (CAGR) of 3 to 4%.

For 2013, the recent announced transaction with Wintershall will reduce the production. In addition, growth in the U.S. onshore gas production is expected to be adjusted down by around 25 mboe per day compared to earlier assumptions due to low gas prices. Consequently, Statoil estimates the 2013 production to be lower than the 2012 level.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USD/NOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2011 and the 2011 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The Group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Third quarter 2012

The total recordable injury frequency was 3.5 in the third quarter of 2012 compared to 4.5 in the third quarter of 2011. The serious incident frequency improved from 1.1 in the third quarter of 2011 to 0.9 in the third quarter of 2012. There were no fatal accidents in the third quarter of 2012.

The volume of accidental oil spills decreased from 9 cubic meters in the third quarter of 2011 to 3 cubic meters in the third quarter of 2012. The number of accidental oil spills decreased from 98 in the third quarter of 2011 to 47 in the third quarter of 2012.

First nine months of 2012

The total recordable injury frequency was 3.7 in the first nine months of 2012 compared to 4.5 in the same period last year. The serious incident frequency improved from 1.1 in the first nine months of 2011 to 1.0 in the nine months of 2012. There were no fatal accidents in the first nine months of 2012.

The volume of accidental oil spills decreased from 32 cubic meters in the first nine months of 2011 to 23 cubic meters in the first nine months of 2012. The number of accidental oil spills decreased from 278 in the first nine months of 2011 to 239 in the first nine months of 2012.

	Third quarter		First nine months		Full year
HSE	2012	2011	2012	2011	2011

Total recordable injury frequency	3.5	4.5	3.7	4.5	4.4
Serious incident frequency	0.9	1.1	1.0	1.1	1.1
Accidental oil spills (number)	47	98	239	278	376
Accidental oil spills (cubic metres)	3	9	23	32	44

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

	Third quarter			First nine months			Full year
Operational data	2012	2011	Change	2012	2011	Change	2011

Prices
Liquids price (USD/bbl)	101.3	107.8	(6%)	104.5	106.6	(2%)	105.6
Liquids price (NOK/bbl)	599.1	593.1	1%	613.3	592.1	4%	592.3
Transfer price natural gas (NOK/scm)	1.77	1.55	14%	1.84	1.61	14%	1.64

Production (mboe per day)
Entitlement liquids	555	697	(20%)	635	691	(8%)	693
Entitlement natural gas	610	549	11%	701	601	17%	624
Total entitlement liquids and gas production [4]	1,165	1,245	(6%)	1,337	1,292	3%	1,316

Liftings (mboe per day)
Total liquids liftings	561	720	(22%)	643	672	(4%)	673
Total gas liftings	610	549	11%	701	601	17%	624
Total liquids and gas liftings [5]	1,171	1,268	(8%)	1,344	1,273	6%	1,297

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Average daily production of liquids and gas decreased by 6% to 1,165 mboe per day. The decrease was mainly due to the Heidrun redetermination settlement with a relative high equity production in the third quarter of 2011, reduced ownershare at Kvitebjørn from May 2012, higher turnaround effects compared to the same quarter last year and expected reductions due to natural decline on mature fields. The decrease was partly offset by higher gas off-take at Troll and Oseberg and higher production at Gullfaks, mainly due to new wells in production and increased water injection.

First nine months 2012

Average daily production of liquids and gas increased by 3% mainly due to higher gas off-take from Oseberg and Troll, new wells in production on several fields, increased production at Gullfaks, and higher regularity and ownershare at Snøhvit in 2012. The increase was partly offset by Heidrun redetermination settlement with a relatively high equity production in the first nine months of 2011 and expected reductions due to natural decline on mature fields.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full Year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Total revenues and other income	46.0	53.6	(14%)	168.5	156.4	8%	212.1

Operating expenses and selling, general and administrative expenses	6.9	6.9	(0%)	20.1	17.9	13%	24.7
Depreciation, amortisation and net impairment losses	6.9	7.6	(8%)	22.0	21.6	2%	29.6
Exploration expenses	1.3	1.1	15%	2.3	3.2	(28%)	5.1

Total operating expenses	15.1	15.6	(3%)	44.5	42.6	4%	59.4

Net operating income	30.9	38.0	(19%)	124.1	113.8	9%	152.7

Adjusted earnings [8]	Third quarter			First nine months			Full Year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Adjusted total revenues and other income	46.4	50.7	(9%)	161.2	155.1	4%	210.3

Adjusted operating expenses and selling, general and administrative expenses	7.0	6.2	14%	20.2	18.1	11%	25.2
Adjusted depreciation, amortisation and net impairment losses	6.9	7.6	(8%)	21.4	21.6	(1%)	29.6
Adjusted exploration expenses	1.3	1.1	15%	2.3	3.2	(28%)	5.1

Adjusted earnings [8]	31.1	35.8	(13%)	117.2	112.2	5%	150.4

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Net operating income for Development and Production Norway was NOK 30.9 billion compared to NOK 38.0 billion in the third quarter of 2011. The decrease was mainly attributable to decreased production of liquids and decreased price of liquids, but partly offset by a positive USD/NOK exchange rate, increased production of gas and decreased depreciation expenses.

In the third quarter of 2012, an unrealised gain on derivatives (NOK 0.1 billion) had a positive impact on net operating income. Over/underlift position (NOK 0.4 billion) had a negative impact on net operating income. In the third quarter of 2011, over/underlift position (NOK 0.6 billion) and an unrealised gain on derivatives (NOK 1.9 billion) had a positive impact on net operating income. Other adjustments (NOK 0.2 billion) had a negative impact on net operating income.

Adjusted for these items, adjusted earnings decreased by NOK 4.7 billion. The decrease was primarily driven by lower revenues and higher operating expenses, partly offset by decreased depreciation, amortisation and impairment losses.

Adjusted total revenues and other income decreased by 9%, primarily driven by a negative effect of NOK 7.7 billion due to decreased production of liquids, and lower realised liquids price measured in USD that had a negative impact of NOK 1.8 billion. The decrease was partly offset by a higher transfer sales price of natural gas (measured in NOK) which had a positive impact of NOK 1.8 billion, increased production of gas that had a positive impact of NOK 1.4 billion and a positive exchange rate deviation effect of NOK 2.1 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 14% mainly due to expenses of costs related to commercial gas agreements and increased provisions related to asset retirement obligation.

Adjusted depreciation, amortisation and net impairment losses decreased by 8%, mainly due to increased proved reserves and reduced production, partly offset by high investment level.

Adjusted exploration expenses increased by NOK 0.2 billion. Despite lower drilling activity in the third quarter of 2012, exploration expenses were higher due to four wells being expensed in the third quarter of 2012 (of which two wells from previous years).

First nine months 2012

In the first nine months of 2012, net operating income for Development and Production Norway was NOK 124.1 billion compared to NOK 113.8 billion in the first nine months of 2011. The increase was mainly attributable to a gain on sale of NCS assets to Centrica, increased gas production, an increase in the price of gas and a positive USD/NOK exchange rate, but partly offset by a decrease in the price of oil in USD, a decrease in the production of oil and increased operating expenses.

In the first nine months of 2012, the gain related to a sale of NCS assets to Centrica (NOK 7.5 billion), reversal of provision related to the discontinued part of the early retirement pension (NOK 0.7 billion) and over/underlift position (NOK 0.2 billion) positively impacted net operating income. An unrealised loss on derivatives (NOK 0.9 billion), impairment on Glitne (NOK 0.6 billion) and other adjustments (NOK 0.1 billion) negatively impacted net operating income. In the first nine months of 2011, over/underlift position (NOK 2.1 billion) and other adjustments (NOK 0.4 billion) negatively impacted net operating income. An unrealised gain on derivatives (NOK 4.1 billion) positively impacted net operating income.

Adjusted for these items, adjusted earnings increased by 5%. The increase was primarily driven by higher revenues and other income and decreased exploration expenses, partly offset by increased operating expenses.

Adjusted total revenues and other income increased by 4%, primarily driven by a positive effect of NOK 7.2 billion due to increased production of gas, higher transfer sales price of natural gas (measured in NOK) which had a positive impact of NOK 4.2 billion, and a positive exchange rate deviation effect of NOK 5.7 billion. This was partly offset by decreased production of liquids which had a negative impact of NOK 8.7 billion and decreased price of liquids measured in USD that had a negative impact of NOK 2.0 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 11%. This was mainly due to increased operating plant costs related to higher maintenance activity and well maintenance on some fields.

Adjusted depreciation, amortisation and net impairment losses were slightly reduced mainly due to an increase of proved reserves, partly offset by changed production mix and increased investments.

Adjusted exploration expenses decreased by NOK 0.9 billion, mainly due to lower drilling activities.

Portfolio developments since last quarter:

  Statoil made an oil discovery in the Geitungen prospect in the North Sea. The discovery will be included in the on-going development work for the Johan Sverdrup field.
  The owners in the Snøhvit license have decided to stop the work on a possible capacity increase on Melkøya.
  Statoil transferred operatorship of the Vilje field in the North Sea to Marathon Oil Norge.
  Eight turnarounds were finalized, and Njord and Gullfaks C turnarounds are on-going.
  Sanctioned four IOR (improved oil recovery) projects.
  The Oseberg field has been awarded the Norwegian Petroleum Directorate's prize for IOR for its work in increasing recovery by means of gas injection.
  On 22 October Statoil entered an agreement with Wintershall to exit the Brage licence, farm down in the Gjøa licence, including the Vega and Vega South satelitte fields, and enter the Edvard Grieg licence. Cash consideration amounts to USD 1.45 billion. Closing of the transaction is expected to take place during 2013. The transaction is subject to governmental approval.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

	Third quarter			First nine months			Full year
Operational data	2012	2011	Change	2012	2011	Change	2011

Prices
Liquids price (USD/bbl)	97.7	106.0	(8%)	102.2	106.8	(4%)	105.7
Liquids price (NOK/bbl)	577.9	583.1	(1%)	599.3	593.2	1%	592.8

Production (mboe per day)
Total entitlement liquids production	338	252	34%	334	239	40%	252
Total entitlement gas production	120	76	57%	122	76	60%	82
Total entitlement liquids and gas production [3] [4]	458	328	40%	456	315	45%	334

Total equity liquids production	503	428	18%	506	417	22%	426
Total equity gas production	143	91	57%	151	99	52%	108
Total equity liquids and gas production	646	519	24%	657	516	27%	534

Liftings (mboe per day)
Total liquids liftings	338	220	53%	321	217	48%	237
Total gas liftings	120	76	57%	122	76	60%	82
Total liquids and gas liftings [5]	458	297	54%	443	293	51%	318

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Average equity production of liquids and gas increased by 24%, mainly due to ramp-up of fields, including Pazflor (Angola), Marcellus (U.S.) and Peregrino (Brazil), and the acquisition of Bakken (U.S.) in the fourth quarter of 2011, contributed in total around 130 mboe per day to the increase. The increases was partly offset by natural decline at several fields. In addition, turnarounds had a relatively higher negative impact on production in the third quarter of 2012 compared to the third quarter of 2011.

Average daily entitlement production of liquids and gas increased by 40%, primarily due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 188 mboe per day in the third quarter of 2012, compared to 191 mboe per day in the third quarter of 2011.

First nine months 2012

Average equity production of liquids and gas increased by 27%, mainly due to ramp-up of fields, including Pazflor (Angola), Marcellus (U.S.) and Peregrino (Brazil) and the acquisition of Bakken (U.S.) in the fourth quarter of 2011. This was partly offset by natural decline at several fields.

Average daily entitlement production of liquids and gas increased by 45%. The increase was driven by the increase in equity production as described above and a relatively lower negative effect from production sharing agreements. The PSA effect amounted to 201 mboe per day both in the first nine months of 2012 and in the first nine months of 2011.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full Year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Total revenues and other income	21.5	12.9	67%	61.6	54.5	13%	70.9

Purchases [net of inventory variation]	0.3	0.3	0%	0.9	0.2	>100%	0.7
Operating expenses and selling, general and administrative expenses	4.8	3.5	38%	14.3	9.4	51%	14.9
Depreciation, amortisation and net impairment losses	6.9	4.6	49%	19.6	9.3	>100%	13.8
Exploration expenses	3.9	2.1	81%	11.1	5.9	90%	8.7

Total operating expenses	15.9	10.5	51%	45.9	24.8	85%	38.1

Net operating income	5.6	2.4	>100%	15.7	29.7	(47%)	32.8

Adjusted earnings [8]	Third quarter			First nine months			Full Year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Adjusted total revenues and other income	20.1	13.8	45%	60.8	41.6	46%	57.3

Adjusted purchases	0.3	0.3	0%	0.9	0.2	>100%	0.7
Adjusted operating expenses and selling, general and administrative expenses	4.6	3.6	29%	14.5	9.8	47%	14.9
Adjusted depreciation, amortisation and net impairment losses	6.9	4.3	60%	19.6	11.1	77%	16.0
Adjusted exploration expenses	3.9	1.5	>100%	11.3	5.4	>100%	9.0

Adjusted earnings [8]	4.4	4.1	7%	14.6	15.1	(3%)	16.8

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

In the third quarter of 2012, net operating income for Development and Production International was NOK 5.6 billion compared to NOK 2.4 billion in the same period last year.

Net operating income in the third quarter of 2012 was positively impacted by a gain on sale of assets of NOK 0.8 billion and over/underlift position of NOK 0.5 billion. This was partly offset by unrealised loss on derivatives of NOK 0.1 billion. In the third quarter of 2011, net operating income was negatively impacted by over/underlift position of NOK 0.6 billion, impairments of NOK 0.9 billion and other income and sales/administrative adjustments of NOK 0.2 billion.

Adjusted for these items, adjusted earnings were NOK 4.4 billion compared to NOK 4.1 billion, mainly due to an increase in revenues and other income, which was partly offset by increased exploration and depreciation expenses.

Adjusted total revenues and other income were NOK 20.1 billion, up 45%, driven primarily by higher entitlement production which increased revenues by NOK 4.4 billion. The increase was partly offset by lower realised liquids and gas prices (measured in NOK) which reduced revenues by NOK 0.5 billion. In addition, other income increased, mainly due to expenses in the third quarter of 2011 related to disputed PSA interpretations in Angola and Nigeria.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.0 billion, of which royalty expenses increased by NOK 0.4 billion. In addition, increased production and ramp-up of new fields increased expenses.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 2.6 billion, mainly due to start-up and acquisition of new fields (Pazflor, Bakken, Kizomba Satellites and Caesar-Tonga), which increased depreciation costs by approximately NOK 1.9 billion. In addition, ramp-up and net increased entitlement production from other fields increased depreciation.

Adjusted exploration expenses amounted to NOK 3.9 billion in the third quarter of 2012. The increase of NOK 2.4 billion was mainly due to increased expenses of non-commercial wells and increased seismic costs.

First nine months 2012

In the first nine months of 2012, net operating income for Development and Production International was NOK 15.7 billion compared to NOK 29.7 billion in the same period last year.

Net operating income for the first nine months of 2012 was positively impacted by a gain on sale of assets of NOK 1.0 billion, NOK 0.1 billion from a signature bonus reimbursement and NOK 0.1 billion from over/underlift position. An unrealized loss on derivatives of NOK 0.1 billion impacted net operating income negatively. In 2011, net operating income was positively impacted by NOK 14.3 billion from gains on sale of assets and net impairment reversals of NOK 1.3 billion. Over/underlift position of NOK 0.8 billion and NOK 0.2 billion in other adjustments negatively impacted net operating income.

Adjusted for these items, adjusted earnings in the first nine months of 2012 and 2011 were NOK 14.6 billion and NOK 15.1 billion, respectively. The change was primarily due to an increase in adjusted total revenue and other income, which was more than offset by increased expenses related to ramp-up and start-up of new fields, increased exploration expenses and higher depreciation expenses.

Adjusted total revenues and other income increased by 46%, mainly because higher entitlement production and higher realised liquids and gas prices (measured in NOK) had a positive impact of NOK 18.9 billion and NOK 0.4 billion, respectively.

Adjusted operating expenses, and selling, general and administrative expenses increased by NOK 4.7 billion, primarily driven by increased royalty expenses of NOK 2.4 billion. In addition, higher production and ramp-up of new fields increased expenses.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 8.5 billion, mainly because start-up and acquisition of new fields (Pazflor, Bakken, Kizomba Satellites and Caesar-Tonga) increased depreciation costs by approximately NOK 6.0 billion. In addition, ramp-up and net increased entitlement production from other fields increased depreciation.

Adjusted exploration expenses amounted to NOK 11.3 billion in the first nine months of 2012. The increase of NOK 5.9 billion was mainly due to increased expenses of non-commercial wells and increased seismic and field evaluation costs.

Portfolio developments since last quarter:

  The transaction regarding the sale of two producing assets in the Gulf of Mexico (Front Runner and Thunder Hawk) was closed.
  Statoil farmed down a 25% working interest in its operated exploration licence offshore Mozambique.
  Statoil and Rosneft signed agreements to establish joint ventures for the four offshore Russian license areas included in the cooperation agreement signed by the two companies in May.
  Knotty Head unitisation agreement was finalised with Statoil owning a 20% working interest.
  Confirmed potential of Peregrino South oil discovery through new exploration well.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	Third quarter			First nine months			Full year
Operational data	2012	2011	Change	2012	2011	Change	2011

Refining reference margin (USD/bbl)	7.9	2.7	>100%	5.7	2.5	>100%	2.3
Contract price methanol (EUR/tonne)	340	295	15%	333	305	9%	308

Natural gas sales Statoil entitlement (bcm)	10.5	8.7	21%	34.9	28.1	24%	39.0
Natural gas sales (third-party volumes) (bcm)	1.9	2.6	(28%)	5.3	8.8	(40%)	11.4
Natural gas sales (bcm)	12.4	11.3	10%	40.1	36.9	9%	50.4
Natural gas sales on commission	0.4	0.3	34%	1.1	0.9	27%	1.3
Average invoiced gas prices (NOK/scm)	2.16	1.97	10%	2.22	1.99	12%	2.08
Transfer price natural gas (NOK/scm)	1.77	1.55	14%	1.84	1.61	14%	1.64
Regularity at delivery point	100%	100%	0%	100%	100%	0%	100%

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Natural gas sales volumes amounted to 12.4 billion standard cubic meters (bcm), up 10%. The increase was mainly related to higher entitlement production both on the NCS and in the U.S. Of total gas sales in the third quarter of 2012, entitlement gas amounted to 10.5 bcm, and 0.6 bcm was related to the Norwegian State's direct financial interest (SDFI) share of U.S. gas sales. In the third quarter of 2011, 8.7 bcm of total gas sales was entitlement gas and 1.1 bcm was the SDFI share of U.S. gas sales.

Average invoiced natural gas sales price increased by 10%, due to higher gas prices linked to contracts for oil products as well as gas indexed prices.

Refinery throughput increased both at the Mongstad and Kalundborg refineries.

Methanol production decreased due to unplanned shutdowns, partly due to a period with no gas deliveries from Heidrun.

First nine months 2012

Natural gas sales volumes amounted to 40.1 bcm, an increase of 9%. The increase was mainly related to higher entitlement production. Of total gas sales in the first nine months of 2012, entitlement gas amounted to 34.9 bcm, and 2.1 bcm was related to the SDFI share of U.S. gas sales. In the first nine months of 2011, 28.1 bcm of total gas sales was entitlement gas, and 3.4 bcm was the SDFI share of U.S. gas sales.

Average invoiced natural gas sales price increased by 12%, due to an increase in gas prices linked to contracts for oil products as well as gas indexed prices.

Refinery throughput increased both at the Mongstad and Kalundborg refineries.

Methanol production decreased due to unplanned shutdowns, partly due a period with no gas deliveries from Heidrun.

FINANCIAL REVIEW

Income statement under IFRS	Third quarter			First nine months			Full Year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Total revenues and other income	159.3	153.9	4%	516.0	438.3	18%	610.0

Purchases [net of inventory variation]	146.5	142.2	3%	478.9	404.8	18%	550.5
Operating expenses and selling, general and administrative expenses	7.8	7.3	6%	23.7	21.3	11%	28.8
Depreciation, amortisation and net impairment losses	0.6	4.6	(87%)	1.9	5.3	(65%)	6.0

Total operating expenses	154.9	154.0	1%	504.4	431.4	17%	585.2

Net operating income	4.4	(0.1)	>(100%)	11.5	6.9	68%	24.7

Adjusted earnings [8]	Third quarter			First nine months			Full Year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Adjusted total revenues and other income	160.1	152.3	5%	517.8	435.2	19%	594.4

Adjusted purchases	147.7	141.9	4%	479.5	405.3	18%	551.1
Adjusted operating expenses and selling, general and administrative expenses	7.8	7.3	6%	24.0	22.0	9%	29.4
Adjusted depreciation, amortisation and net impairment losses	0.6	0.7	(11%)	1.7	2.2	(19%)	2.7

Adjusted earnings [8]	4.1	2.5	67%	12.6	5.7	>100%	11.2

The statements below are related to developments in the third quarter of 2012 compared to the third quarter of 2011, and developments in the first nine months of 2012 compared to the first nine months of 2011, respectively.

Third quarter 2012

Net operating income for Marketing, Processing and Renewable Energy amounted to NOK 4.4 billion, up from a loss of NOK 0.1 billion in the third quarter of 2011.

Net operating income in the third quarter of 2012 included a gain on operational storage (NOK 1.1 billion), a loss due to periodisation of inventory hedging effects (NOK 0.4 billion) and a negative change in fair value of derivatives (NOK 0.4 billion). Net operating income in the third quarter of 2011 included a gain due to periodisation of inventory hedging effects (NOK 1.1 billion), a positive change in fair value of derivatives (NOK 0.3 billion), a gain on sale of assets (NOK 0.2 billion), impairment losses (NOK 3.9 billion) and a loss on the operational storage (NOK 0.3 billion).

Adjusted for these items, adjusted earnings were NOK 4.1 billion in the third quarter of 2012, compared to NOK 2.5 billion in the third quarter of 2011. The increase was mainly due to higher volumes and margins on refining, oil and gas sales, partly offset by lower income from Gassled after the 24.1% share divestment in December 2011.

Adjusted total revenues and other income increased by 5%, due to higher prices and volumes of crude, other oil products and gas sold.

Adjusted purchases were up 4% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses increased by 6% to NOK 7.8 billion. The increase was mainly due to increased transportation activity due to higher volumes of liquids and longer distances (to capitalise on market opportunities) and increased external gas transportation costs due to lower Gassled ownership, partly offset by lower Gassled tariffs, and reduced operating expenses related to refining activity.

Adjusted depreciation, amortisation and net impairment losses were slightly reduced mainly due to reduced depreciation on impaired refinery assets and lower Gassled ownership.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 2.7 billion in the third quarter of 2012, compared to NOK 2.8 billion in the third quarter of 2011. The significant decrease due to lower Gassled ownership, is nearly offset by higher margin from gas sales due to higher prices and volumes, in addition to a positive contribution from trading activities and end user sales.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 1.5 billion in the third quarter of 2012, compared to an adjusted loss of NOK 0.2 billion in the third quarter of 2011. The increase was due to higher refinery margins and overall good margins from trading of crude oil and gas liquids.

First nine months 2012

Net operating income for Marketing, Processing and Renewable Energy amounted to NOK 11.5 billion, an increase of 68%.

Net operating income in the first nine months of 2012 included a gain on operational storage (NOK 0.6 billion), a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a negative change in fair value of derivatives (NOK 1.5 billion), a loss due to periodisation of inventory hedging effects (NOK 0.3 billion) and an impairment loss (NOK 0.1 billion). Net operating income in the first nine months of 2011 included a reversal of a provision and an impairment in connection with Cove Point (NOK 1.6 billion), a positive change in fair value of derivatives (NOK 1.6 billion), a gain due to periodisation of inventory hedging effects (NOK 1.3 billion), a gain on our operational storage (NOK 0.5 billion), a net gain on sale of assets (NOK 0.1 billion) and impairment losses (NOK 3.9 billion).

Adjusted for these items, adjusted earnings were NOK 12.6 billion in the first nine months of 2012, compared to NOK 5.7 billion in the first nine months of 2011. The increase was due to higher refining margins, trading results, gas volumes and margins, partly offset by lower income due to reduced Gassled ownership.

Adjusted total revenues and other income increased by 19% due to higher prices and volume for crude, other oil products and gas sold.

Adjusted purchases increased by 18% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses increased by 9% to NOK 24.0 billion. The increase was mainly due to increased transportation activity due to higher volumes of liquids and longer distances (to capitalise on market opportunities) and increased external gas transportation cost due to lower Gassled ownership, but partly offset by lower Gassled tariffs.

Adjusted depreciation, amortisation and net impairment losses decreased by 19%, mainly due to lower Gassled ownership and lower depreciation due to impairments last year.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 10.4 billion in the first nine months of 2012, compared to NOK 7.2 billion in the first nine months of 2011. The increase was mainly related to higher margin from gas sales due to increased prices and volumes, in addition to a positive contribution from trading and end user sales, but partly offset by lower income due to reduced Gassled ownership.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 2.5 billion in the first nine months of 2012, compared to an adjusted loss of NOK 1.1 billion in the first nine months of 2011. The increase was mainly due to higher refinery margins and improved trading results.

Key events since last quarter:

  The Sheringham Shoal offshore wind farm (owned equally by Statoil and Statkraft through the joint-venture company Scira Offshore Energy Limited) officially opened in September.
  Statoil has, together with Statkraft, acquired the Dudgeon Offshore Wind Farm project (offshore UK) through the acquisition of all shares in Dudgeon Offshore Wind Limited. Statoil will hold a 70% share of the company.
  Statoil started transport of Bakken crude from North Dakota in the U.S. to the market by rail.

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction SFR had been fully consolidated in the Statoil Group with a 46% non-controlling interest.

In the first nine months of 2012 condensed interim financial statements, Statoil recognised a gain of NOK 5.8 billion from the transaction, presented as Other income in the Fuel and Retail segment. The gain is exempt from taxes. The gain is excluded from the Group's Adjusted earnings, see Use and reconciliation of non-GAAP financial measures for further information about non-GAAP measures.

The net operating income from the underlying business activity in Fuel & Retail in the period from 1 January 2012 to 19 June 2012 was NOK 1.1 billion, recognised in the first nine months of 2012, compared to NOK 1.5 billion in the first nine months of 2011.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

Condensed cash flows statement	First nine months			Full year
(in NOK billion)	2012	2011	Change	2011

Cash flows from underlying operations [8]	188.0	168.6	19.4	231.1
Cash flows from (to) changes in working capital	4.3	6.7	(2.3)	1.9
Changes in current financial investments	(25.8)	(29.0)	3.2	(8.2)
Taxes paid	(76.6)	(67.4)	(9.3)	(112.6)
Other changes	(5.8)	(1.1)	(4.8)	(0.7)

Cash flows provided by operating activities	84.1	77.8	6.3	111.5

Additions to PP&E and intangible assets	(82.3)	(63.3)	(19.0)	(92.2)
Additions through business combinations	-	-	-	(25.7)
Proceeds from sale of assets and business	29.4	29.5	(0.2)	29.8
Other changes	(1.9)	0.5	(2.4)	(0.6)

Cash flows used in investing activities	(54.8)	(33.3)	(21.6)	(88.7)

Net change in long-term borrowing	(9.3)	(4.8)	(4.5)	2.7
Net change in short-term borrowing	3.0	5.2	(2.2)	5.2
Dividends paid	(20.7)	(19.9)	(0.8)	(19.9)
Other changes	(0.7)	(0.6)	(0.1)	(0.7)

Cash flows provided by (used in) financing activities	(27.7)	(20.1)	(7.7)	(12.8)

Net increase (decrease) in cash flows	1.5	24.4	(22.9)	10.0

The statements below are related to developments in the first nine months of 2012 compared to the first nine months of 2011.

First nine months 2012

Cash flows provided by operating activities increased by NOK 6.3 billion. The increase was mainly due to increased cash flows from underlying operations of NOK 19.4 billion, affected by increased volumes of liquids and gas sold and higher prices measured in NOK for both liquids and gas. The increase was partly offset by increased taxes paid of NOK 9.3 billion and a greater increase in non-current items related to operating activities contributing NOK 4.8 billion.

Cash flows used in investing activities increased by NOK 21.6 billion. The increase was mainly due to higher additions to PP&E and intangible assets which reflect a higher activity level. Proceeds from sales remained approximately at the same level. In the first nine months of 2012, the proceeds from sales were mainly related to payments from the sale of interest in Gassled, the sale of NCS assets to Centrica and the sale of the 54% shareholding in SFR. Proceeds from sales in the first nine months of 2011 were mainly related to the sale of interests in the Kai Kos Dehseh oil sands in Canada and the Peregrino oil field in Brazil.

Cash flows provided by (used in) financing activities increased by NOK 7.7 billion. The increase was mainly due to change in long-term borrowing of NOK 4.5 billion and change in short-term borrowing of NOK 2.2 billion, mainly due to repayment of loans.

Capital spending

Gross investments	Third quarter			First nine months			Full year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011

Development and Production Norway	11.0	10.4	6%	35.4	28.8	23%	41.4
Development and Production International	15.6	11.8	33%	41.5	29.8	39%	84.4
Marketing, Processing and Renewable Energy	1.0	1.3	(24%)	3.4	3.6	(5%)	4.6
Fuel & Retail	0.0	0.4	(100%)	0.9	0.9	2%	1.5
Other	1.3	0.0	>100%	3.0	2.3	30%	1.6

Gross investments (1)	28.9	23.9	21%	84.2	65.4	29%	133.6

Gross investments1) amounted to NOK 28.9 billion in the third quarter of 2012, up NOK 5 billion compared to the same quarter last year. The increase was mainly due to increased gross investments from the Bakken asset in the U.S. (acquired in the fourth quarter of 2011), and a higher activity level compared to the same period last year.

Gross investments amounted to NOK 84.2 billion in the first nine months of 2012, up NOK 18.8 billion compared to the first nine months of 2011. The increase was mainly due to the same factors as mentioned above.

In the first nine months of 2012, gross investments included expenditures related to exploration, investments to improve oil recovery and major development projects: Gudrun, Goliat, Skarv, Valemon, Fast Track projects (NCS), Bakken, Marcellus, Eagle Ford, Jack/St Malo (U.S.), and CLOV and PSVM in Angola.

Financial indicators

Financial indicators	First nine months
(in NOK billion)	2012	2011	Change

Gross interest-bearing financial liabilities (2)	112.4	119.5	(7.1)
Net interest-bearing liabilities adjusted (3)	44.6	41.0	3.6
Net debt to capital employed ratio (3)	8.3%	8.4%
Net debt to capital employed ratio adjusted (3)	12.6%	13.6%
Current financial investments (4)	45.7	40.5	5.2
Cash and cash equivalents	38.8	54.9	(16.1)

Gross interest-bearing financial liabilities2) decreased by NOK 7.1 billion mainly due to decreased non-current bonds, bank loans and finance lease liabilities of NOK 7.3 billion, impacted by increased repayment of non-current loans by NOK 6.0 billion.

Adjusted net interest-bearing liabilities3) increased by NOK 3.6 billion, mainly due to a decrease in cash and cash equivalents and current financial investments of NOK 11.0 billion, partly offset by a decrease in gross financial liabilities of NOK 7.1 billion and an increased change in non-GAAP adjustments to net interest-bearing liabilities of NOK 0.2 billion.

The net debt to capital employed ratio3) decreased from 8.4% to 8.3%, mainly due to an increase in capital employed of NOK 52.3 billion partly offset by an increase in net interest-bearing liabilities of NOK 3.9 billion. Adjusted net debt to capital employed decreased from 13.6% to 12.6% mainly due to the same factors as described above.

Current financial investments4) increased by NOK 5.2 billion. The increase in short-term investments which are a part of our liquidity management, is highly influenced by the sale of interest in Gassled, the sale of licenses to Centrica and the sale of 54% shareholding in SFR.

Cash and cash equivalents decreased by NOK 16.1 billion. The decrease mainly reflects a move from cash and cash equivalents to current financial investments as a part of our liquidity management as well as reduced interest-bearing financial liabilities.

  Defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted.
  Defined as non-current and current bonds, bank loans and finance liabilities.
  In the calculation of adjusted net interest-bearing liabilities, we make certain adjustments which make net interest-bearing liabilities and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.
  Current financial investments include short-term investments and are a part of our liquidity management.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2011 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
  Adjusted earnings after tax
  Net interest-bearing liabilities adjusted
  Production cost per boe
  Net debt to capital employed ratio
  Cash flows from underlying operations

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.
  Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2012			2011
(in NOK billion)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Operating expenses, Statoil Group	16.5	14.1	17.8	17.5	15.3

Deductions of costs not relevant to production cost calculation
Operating expenses in Business Areas non-upstream	5.6	4.0	6.9	6.4	5.7

Total operating expenses upstream	10.9	10.0	10.9	11.0	9.6

Operation over/underlift 1)	0.5	(0.3)	0.4	(0.2)	0.4
Transportation pipeline/vessel upstream 2)	1.5	1.5	1.4	1.3	1.4
Miscellaneous items 3)	1.3	0.8	1.5	1.5	1.0

Total operating expenses upstream for cost per barrel calculation 4)	7.7	8.0	7.6	8.5	6.8

Entitlement production used in the cost per barrel calculation (mboe/d)	1,624	1,786	1,970	1,778	1,573
Equity production used in the cost per barrel calculation (mboe/d)	1,811	1,980	2,193	1,975	1,764

1) Exclusion of the effect from the over-underlift position in the period. Reference is made to End notes 5.
2) Transportation costs are excluded from the unit of production cost calculation.
3) Consists of royalty payments, removal/abandonment estimates, reversal of provision related to the discontinued part of the early retirement pension (see Note 2 Significant events to the Condensed interim financial statements) and the guarantee in connection with the Veslefrikk field which are not part of the operating expenses related to production of oil and natural gas in the period.
4) In 2012, Statoil has elected to adjust Total operating expenses upstream only for the effects of footnotes 1-3 and will no longer present further adjustments related to restructuring and Grane gas purchase.

	Entitlement production		Equity production
Production cost	30-Sep		30-Sep
(in NOK per boe, last twelve months)*	2012	2011	2012	2011

Production cost per boe	49	45	44	40

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes (mboe/d multiplied by number of days) for the corresponding period.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing financial liabilities. The calculation uses balance sheet items related to gross interest-bearing financial liabilities and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing liabilities incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing liabilities.

The table below reconciles net interest-bearing liabilities, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	30 Sept		Full year
(in NOK billion, except percentages)	2012	2011	2011

Statoil shareholders' equity	308.2	254.4	278.9
Non-controlling interests (Minority interest)	0.8	6.2	6.2

Total equity (A)	309.0	260.6	285.2

Current bonds, bank loans, commercial papers and collateral liabilities	17.3	17.2	19.8
Bonds, bank loans and finance lease liabilities	95.0	102.3	111.6

Gross interest-bearing financial liabilities	112.4	119.5	131.5

Cash and cash equivalents	38.8	54.9	40.6
Financial investments	45.7	40.5	19.9

Cash and cash equivalents and financial investment	84.5	95.5	60.5

Net interest-bearing liabilities before adjustments (B1)	27.9	24.0	71.0

Other interest-bearing elements (1)	8.1	8.0	6.9
Marketing instruction adjustment (2)	(1.3)	(1.4)	(1.4)
Adjustment for project loan (3)	(0.4)	(0.5)	(0.4)

Net interest-bearing liabilities before normalisation for cash build up before tax payment (B2)	34.3	30.2	76.0

Normalisation for cash-build up before tax payment (50% of tax payment) (4)	10.3	10.8	0.0

Net interest-bearing liabilities adjusted (B3)	44.6	41.0	76.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing liabilities (A+B1)	336.9	284.6	356.1
Capital employed before normalisation for cash build up before tax payment (A+B2)	343.3	290.7	361.2
Capital employed adjusted (A+B3)	353.5	301.6	361.2

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	8.3%	8.4%	19.9%
Net debt to capital employed before normalisation before tax payment (B2/(A+B2)	10.0%	10.4%	21.1%
Net debt to capital employed adjusted (B3/(A+B3)	12.6%	13.6%	21.1%
  Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.
  Marketing instruction adjustment is adjustment to gross interest bearing financial liabilities due to the SDFI part of the financial lease in the Snøhvit vessels included in Statoil's balance sheet.
  Adjustment for project loan is an adjustment to gross-interest bearing financial liabilities due to the BTC project loan structure.
  Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 10.3 billion and NOK 10.8 billion as of September 2012 and 2011, respectively.

Cash flows from underlying operations begin with income before tax and adjust for items with no cash effect, according to definition. The measure provides an indication of cash flows from underlying operations, and is an additional measurement to cash flows provided by operations which also includes changes in working capital, current financial investments, taxes paid and other changes.

Cash flows from underlying operations	First nine months
(in NOK billion)	2012	2011

Income before tax	160.8	153.7

Adjustments
Depreciation, amortization, impairment	44.7	37.6
Exploration expenditures written off	2.7	1.3
(Gains) losses on foreign currency transactions and balances	0.2	4.5
(Gains) losses on sales of asset and other items	(18.9)	(20.2)
(Increase) decrease in net derivative financial instruments	(1.6)	(8.4)

Cash flows from underlying operations	188.0	168.6

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income	Third quarter		First nine months
(in NOK billion)	2012	2011	2012	2011

Net operating income	40.9	39.3	160.8	151.1

Total revenues and other income	0.2	(2.0)	(12.0)	(17.0)
Change in Fair Value of derivatives	0.4	(2.2)	2.5	(5.9)
Periodisation of inventory hedging effect	0.4	(1.1)	0.3	(1.0)
Over/Underlift	(0.3)	(1.1)	(0.6)	4.1
Other Adjustments	0.0	0.8	0.0	0.0
Gain/loss on sale of assets	(0.8)	(0.1)	(14.3)	(14.5)
Eliminations	0.4	1.7	0.1	0.3

Purchases [net of inventory variation]	(1.1)	0.3	(0.6)	(0.5)
Operational Storage effects	(1.1)	0.3	(0.6)	(0.5)

Operating expenses	0.1	0.6	(3.2)	(0.8)
Over/Underlift	0.2	0.3	0.3	(1.2)
Other Adjustments 1)	(0.1)	0.0	(3.3)	0.0
Gain/loss on sale of assets	0.0	0.2	0.0	0.4
Cost accrual changes	0.0	0.0	(0.2)	0.0

Selling, general and administrative expenses	(0.0)	0.1	(0.6)	(0.6)
Other Adjustments 1)	0.0	0.0	(0.6)	0.0
Provisions	0.0	0.1	0.0	(0.6)
Cost accrual changes	(0.0)	0.0	(0.1)	0.0

Depreciation, amortisation and impairment	0.0	4.2	0.7	1.3
Impairment	0.0	4.2	0.7	4.6
Reversal of Impairment	0.0	0.0	0.0	(3.3)

Exploration expenses	0.0	0.6	(0.2)	0.5
Impairment	0.0	0.6	0.0	1.5
Reversal of Impairment	0.0	0.0	0.0	(1.0)
Other Adjustments	0.0	0.0	(0.2)	0.0

Sum of adjustments	(0.9)	3.8	(15.9)	(17.0)

Adjusted earnings	40.0	43.1	144.9	134.0

1) Other adjustments in the first nine months of 2012 include NOK 3.7 billion (Operating expenses) and NOK 0.6 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Third quarter		First nine months
(in NOK billion)		2012	2011	2012	2011
Net operating income (NOI)	A	40.9	39.3	160.8	151.1
Tax on NOI	B	27.9	34.3	104.6	101.6
NOI after tax	C = A-B	13.0	4.9	56.2	49.5

Adjustments	D	(0.9)	3.8	(15.9)	(17.0)
Tax on adjustments	E	0.2	(2.6)	0.2	(3.8)

Adjusted earnings after tax	F = C+D-E	11.9	11.4	40.1	36.2

Net financial items	G	3.0	2.9	0.0	2.6
Tax on net financial items	H	1.4	(2.0)	(0.3)	(0.9)

Net income	I = C+G-H	14.5	9.9	56.5	53.0

Composition of tax expense and effective tax rate in the third quarter of 2012	Before tax	Tax	Tax rate	After tax

Adjusted earnings [8]	40.0	(28.1)	70%	11.9
Adjustments	0.9	0.2	(24%)	1.1
Net operating income	40.9	(27.9)	68%	13.0
Financial items	3.0	(1.4)	48%	1.6

Total	43.9	(29.4)	67%	14.5

Composition of tax expense and effective tax rate for the first nine months of 2012	Before tax	Tax	Tax rate	After tax

Adjusted earnings [8]	144.9	(104.8)	72%	40.1
Adjustments	15.9	0.2	(1%)	16.1
Net operating income	160.8	(104.6)	65%	56.2

Financial items	0.0	0.3	(1457%)	0.3

Total	160.8	(104.4)	65%	56.5

END NOTES

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
  A total of 12.3 mboe per day in the third quarter of 2012 and 13.8 mboe per day in the third quarter of 2011 represent our share of production in associated companies which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for Development & Production Norway and Development & Production International. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "possible" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the Rosneft cooperation, developments at Johan Sverdrup, the Wintershall agreement, the farming down of interests in Mozambique and the sale of producing assets in the Gulf of Mexico; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

CONDENSED INTERIM FINANCIAL STATEMENTS

3rd quarter 2012

CONSOLIDATED STATEMENT OF INCOME
	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(unaudited, in NOK million)	2012	2011	2012	2011	2011

Revenues	165,263	166,445	546,543	471,709	645,599
Other income	1,420	374	16,256	15,771	24,606

Total revenues and other income	166,683	166,819	562,799	487,480	670,205

Purchases [net of inventory variation]	(87,028)	(88,141)	(286,279)	(236,847)	(319,605)
Operating expenses	(16,525)	(15,334)	(48,363)	(42,964)	(60,419)
Selling, general and administrative expenses	(2,446)	(3,579)	(9,194)	(9,992)	(13,208)
Depreciation, amortisation and net impairment losses	(14,639)	(17,237)	(44,724)	(37,576)	(51,350)
Exploration expenses	(5,164)	(3,265)	(13,437)	(9,044)	(13,839)

Net operating income	40,881	39,263	160,802	151,057	211,784

Net financial items	3,002	2,924	18	2,630	2,057

Income before tax	43,883	42,187	160,820	153,687	213,841

Income tax	(29,352)	(32,326)	(104,354)	(100,714)	(135,398)

Net income	14,531	9,861	56,466	52,973	78,443

Attributable to equity holders of the company	14,389	10,411	55,930	53,312	78,787
Attributable to non-controlling interests	142	(550)	536	(339)	(344)

Basic earnings per share	4.52	3.27	17.58	16.75	24.76
Diluted earnings per share	4.51	3.26	17.53	16.71	24.70
Dividend declared and paid per ordinary share	-	-	6.50	6.25	6.25
Weighted average number of ordinary shares outstanding	3,181,242,015	3,181,855,580	3,181,931,595	3,182,469,049	3,182,112,843

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(unaudited, in NOK million)	2012	2011	2012	2011	2011

Net income	14,531	9,861	56,466	52,973	78,443

Foreign currency translation differences	(9,385)	8,415	(6,827)	1,869	6,054
Actuarial gains (losses) on employee retirement benefit plans	101	(167)	1,154	(198)	(7,364)
Change in fair value of available for sale financial assets	0	1	0	(197)	(209)
Income tax effect on income and expense recognised in OCI	14	(25)	(267)	(5)	2,028

Other comprehensive income	(9,270)	8,224	(5,940)	1,469	509

Total comprehensive income	5,261	18,085	50,526	54,442	78,952

Attributable to equity holders of the company	5,119	18,635	49,990	54,781	79,296
Attributable to non-controlling interests	142	(550)	536	(339)	(344)

CONSOLIDATED BALANCE SHEET
	At 30 September	At 31 December	At 30 September
(unaudited, in NOK million)	2012	2011	2011

ASSETS
Property, plant and equipment	430,190	407,585	378,290
Intangible assets	88,821	92,674	53,563
Investments in associated companies	8,279	9,217	9,297
Deferred tax assets	3,684	5,704	2,582
Pension assets	7,023	3,888	7,108
Derivative financial instruments	33,870	32,723	30,190
Financial investments	13,872	15,385	14,782
Prepayments and financial receivables	4,692	3,343	4,054

Total non-current assets	590,431	570,519	499,866

Inventories	25,374	27,770	26,651
Trade and other receivables	72,617	103,834	71,593
Derivative financial instruments	4,798	6,010	4,575
Financial investments	45,699	19,878	40,543
Cash and cash equivalents	38,780	40,596	54,942

Total current assets	187,268	198,088	198,304

Assets classified as held for sale	0	0	18,349

TOTAL ASSETS	777,699	768,607	716,519

EQUITY AND LIABILITIES
Statoil shareholders' equity	308,167	278,916	254,407
Non-controlling interests	786	6,239	6,184

Total equity	308,953	285,155	260,591

Bonds, bank loans and finance lease liabilities	95,045	111,611	102,298
Deferred tax liabilities	78,704	82,520	74,307
Pension liabilities	22,388	26,984	22,428
Asset retirement obligations, other provisions and other liabilities	95,944	87,304	78,524
Derivative financial instruments	3,390	3,904	2,947

Total non-current liabilities	295,471	312,323	280,504

Trade and other payables	78,849	93,967	75,571
Current tax payable	75,226	54,296	66,966
Bonds, bank loans, commercial papers and collateral liabilities	17,343	19,847	17,164
Derivative financial instruments	1,857	3,019	4,369

Total current liabilities	173,275	171,129	164,070

Liabilities directly associated with the assets classified as held for sale	0	0	11,354

Total liabilities	468,746	483,452	455,928

TOTAL EQUITY AND LIABILITIES	777,699	768,607	716,519

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity

At 31 December 2011	7,972	(20)	41,825	(1,040)	218,518	0	11,661	278,916	6,239	285,155

Net income for the period					55,930			55,930	536	56,466
Other comprehensive income					887		(6,827)	(5,940)		(5,940)
Dividend paid					(20,683)			(20,683)		(20,683)
Other equity transactions		1	(78)	(40)	61			(56)	(5,989)*	(6,045)
At 30 September 2012	7,972	(19)	41,747	(1,080)	254,713	0	4,834	308,167	786	308,953

At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395

Net income for the period					53,312			53,312	(339)	52,973
Other comprehensive income					(203)	(197)	1,869	1,469		1,469
Dividend paid					(19,891)			(19,891)		(19,891)
Other equity transactions			(58)	14	19			(25)	(330)	(355)

At 30 September 2011	7,972	(18)	41,731	(938)	198,172	12	7,476	254,407	6,184	260,591

* Primarily relates to the sale of Statoil Fuel & Retail ASA. For more information see note 2 Significant events.

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the nine months ended 30 September		For the year ended 31 December
(unaudited, in NOK million)	2012	2011	2011

OPERATING ACTIVITIES
Income before tax	160,820	153,687	213,841

Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, amortisation and impairment losses	44,724	37,576	51,350
Exploration expenditures written off	2,730	1,326	1,531
(Gains) losses on foreign currency transactions and balances	170	4,493	4,741
(Gains) losses on sales of assets and other items	(18,883)	(20,150)	(27,614)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	747	(3,024)	(4,102)
• (Increase) decrease in trade and other receivables	10,672	4,614	(14,366)
• Increase (decrease) in trade and other payables	(7,085)	5,081	20,360

(Increase) decrease in current financial investments	(25,821)	(29,034)	(8,227)
(Increase) decrease in net financial derivative instruments	(1,593)	(8,359)	(12,786)
Taxes paid	(76,617)	(67,362)	(112,584)
(Increase) decrease in non-current items related to operating activities	(5,808)	(1,056)	(681)

Cash flows provided by operating activities	84,056	77,792	111,463

INVESTING ACTIVITIES
Additions through business combinations	0	0	(25,722)
Additions to property, plant and equipment	(71,082)	(55,480)	(85,072)
Exploration expenditures capitalised	(5,256)	(5,488)	(6,446)
Additions to other intangibles	(5,978)	(2,343)	(709)
Change in non-current loans granted and other non-current items	(1,889)	506	(564)
Proceeds from sale of assets and business*	29,383	29,540	29,843

Cash flows used in investing activities	(54,822)	(33,265)	(88,670)

FINANCING ACTIVITIES
Issuance of non-current loans	1,500	7	10,060
Repayment of non-current loans	(10,801)	(4,794)	(7,402)
Payment (to) from non-controlling interests	(375)	(330)	(275)
Dividend paid	(20,683)	(19,891)	(19,891)
Treasury shares purchased	(363)	(300)	(408)
Net current loans and other	2,974	5,215	5,161

Cash flows provided by (used in) financing activities	(27,748)	(20,093)	(12,755)

Net increase (decrease) in cash and cash equivalents	1,486	24,434	10,038

Effect of exchange rate changes on cash and cash equivalents	(1,718)	(447)	(316)
Cash and cash equivalents at the beginning of the period (net of overdraft) **	38,839	29,117	29,117

Cash and cash equivalents at the end of the period (net of overdraft) **	38,607	53,104	38,839

* Amount in the nine months ended 30 September 2012 primarily relates to cash received from the sale of the 24.1% working interest in Gassled which was sold in 2011, the sale of certain licences (Centrica) on the Norwegian Continental Shelf and the sale of the 54% shareholding in Statoil Fuel & Retail ASA. Changes in working capital items resulting from the sales are excluded from Cash flows provided by operating activities and have been classified as Proceeds from sale of assets and business.
** Cash and cash equivalents include a net bank overdraft of NOK 173 million at 30 September 2012, NOK 1,838 million at 30 September 2011 and NOK 1,757 million at 31 December 2011.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 Organisation and basis of preparation

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the third quarter of 2012 were authorised for issue by the board of directors on 25 October 2012.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2011. There have been no significant accounting policy changes in the first three quarters of 2012 compared to the annual financial statements for 2011.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in one or more of these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 Significant events

In the second quarter 2012 Statoil completed a sales transaction of certain interests in licenses on the Norwegian Continental Shelf and recognised a gain of NOK 7.5 billion. The gain has been presented in the line item Other income in the Consolidated statement of income. In the segment reporting the gain has been presented in the Development and Production Norway (DPN) segment in Revenues and other income - third party.

In the second quarter 2012 Statoil divested its Fuel and Retail (FR) segment through Statoil ASA's sale of the 54% shareholding in Statoil Fuel & Retail ASA (SFR). A gain of NOK 5.8 billion was recognised on the sale of the segment and presented as Other income in the Consolidated statement of income. In the segment reporting the gain has been presented in the FR segment in Revenues and other income - third party.

Statoil's decision, in the second quarter 2012, to discontinue Statoil's supplementary (gratuity) part of the early retirement scheme for employees born after 1953 resulted in the recognition of a curtailment gain of NOK 3.8 billion in the Consolidated statement of income. Of this amount NOK 2.8 billion has been recognised in the Other segment, NOK 0.7 billion in the DPN segment and NOK 0.3 billion in the Marketing, Processing and Renewable Energy (MPR) segment. Statoil Fuel and Retail ASA's redesign of its defined benefit plans in the first quarter resulted in the recognition of a curtailment gain of NOK 0.5 billion in the FR segment. Employees remain entitled to the early retirement benefits available under the national Norwegian "agreement-based early retirement plan" (AFP). Statoil has assessed this multi-employer defined benefit plan to be sufficiently reliably estimable for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan has been recognised as a defined benefit obligation.

3 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); Other and Fuel and Retail (FR) (until 19 June 2012 when the segment was sold).

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The measurement basis of segment profit is Net operating income. Financial items and Income tax are not allocated to the operating segments.

Segment data for the three and nine months ended 30 September 2012 and 2011 is presented below:

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 30 September 2012
Revenues and other income - third party	397	6,852	159,041	393	-	0	166,683
Revenues and other income - inter-segment	45,604	14,680	271	(1)	-	(60,554)	0

Total revenues and other income	46,001	21,532	159,312	392	-	(60,554)	166,683

Net operating income (loss)	30,870	5,634	4,442	365	-	(430)	40,881

Additions to Intangible assets and Property, plant and equipment *	10,984	15,629	1,063	466	-		28,142

Three months ended 30 September 2011
Revenues and other income - third party	2,272	2,705	143,163	384	18,295	0	166,819
Revenues and other income - inter-segment	51,360	10,213	10,709	0	707	(72,989)	0

Total revenues and other income	53,632	12,918	153,872	384	19,002	(72,989)	166,819

Net operating income (loss)	38,004	2,408	(145)	103	634	(1,741)	39,263

Additions to Intangible assets and Property, plant and equipment *	10,377	11,757	1,470	473	376		24,453

* Excluding changes in asset retirement obligations.

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail *	Eliminations	Total

Nine months ended 30 September 2012
Revenues and other income - third party	8,116	19,645	493,948	945	40,145	0	562,799
Revenues and other income - inter-segment	160,433	41,970	22,016	(1)	1,462	(225,880)	0

Total revenues and other income	168,549	61,615	515,964	944	41,607	(225,880)	562,799

Net operating income (loss)	124,086	15,747	11,547	2,635	6,912	(125)	160,802

Additions to Intangible assets and Property, plant and equipment * *	35,441	41,485	3,352	1,145	915		82,338

Nine months ended 30 September 2011
Revenues and other income - third party	5,834	23,732	404,076	964	52,874	0	487,480
Revenues and other income - inter-segment	150,594	30,760	34,221	3	2,171	(217,749)	0

Total revenues and other income	156,428	54,492	438,297	967	55,045	(217,749)	487,480

Net operating income (loss)	113,786	29,712	6,868	(489)	1,526	(346)	151,057

Additions to Intangible assets and Property, plant and equipment * *	28,859	29,772	3,329	2,492	835		65,287

* Amounts are for the period until 19 June 2012 and include gains from the sale of the FR segment.
** Excluding changes in asset retirement obligations.

The segment data for DPN and FR has been influenced by the transactions discussed in note 2 Significant events. The operating income from the underlying business activity in the FR segment was and NOK 1.1 billion in the period from 1 January 2012 to 19 June 2012.

4 Financial items

	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
(in NOK million)	2012	2011	2012	2011	2011

Net foreign exchange gains (losses)	354	1,317	330	498	365
Interest income and other financial items	2,590	(1,811)	1,220	555	1,307
Gains (losses) derivative financial instruments	1,254	5,414	2,579	6,110	6,940
Interest and other finance expenses	(1,196)	(1,996)	(4,111)	(4,533)	(6,555)

Net financial items	3,002	2,924	18	2,630	2,057

Included in Interest income and other financial items for the nine months ended 30 September 2012 is an impairment loss of NOK 2.1 billion related to an available for sale financial investment.

5 Property, plant and equipment and Intangible assets

(in NOK million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2011	407,585	92,674
Additions	84,271	7,552
Transfers	3,275	(3,275)
Disposals	(11,775)	(1,687)
Expensed exploration expenditures previously capitalised	0	(2,384)
Depreciation, amortisation and net impairment losses	(44,637)	(429)
Effect of foreign currency translation adjustments	(8,529)	(3,630)

Balance at 30 September 2012	430,190	88,821

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (Intangible assets) or development and production assets (Property, plant and equipment), respectively. Net impairment losses and reversals of intangible assets of NOK 342 million, included above in Depreciation, amortisation and net impairment losses, are presented in the Consolidated statement of income as Exploration expenses.

6 Provisions, commitments, contingent liabilities and contingent assets

In 2012 Statoil has entered into certain new operational lease contracts for drilling rigs, which contribute to an increase in the group's total future leasing commitments. The new drilling rig contracts involve future minimum lease payments of NOK 30 billion and have terms ranging from four months to eight years.

During the first nine months of 2012 the major part of the financial exposure related to price review claims, for which arbitration previously had been requested, has been settled on commercial terms with no significant impact on the condensed interim financial statements.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

7 Subsequent events

On 8 October 2012 the Norwegian Ministry of Finance announced its intention to exempt income related to foreign petroleum activity from Norwegian taxation. If and when the law proposal becomes substantively enacted, one-off deferred tax expenses, currently estimated to approximately NOK 2.3 billion, will arise from revaluations of related deferred tax positions.

On 22 October 2012 Statoil entered into an agreement to sell its ownership interest in the Brage licence on the Norwegian Continental Shelf to Wintershall. In the same agreement a partial divestment has been agreed where Statoil sells a 30% working interest in the Vega licences and a 15% working interest in the Gjøa licence. Wintershall will pay a cash consideration of NOK 8.2 billion (USD 1.45 billion) including a contingent consideration of up to NOK 0.6 billion (USD 0.1 billion) relating to the production on Vega. In addition, Statoil will receive a 15% working interest in the Edvard Grieg licence. Closing of the transaction is expected to take place during 2013 and the agreed consideration is based on an economic date of 1 January 2013, adjusted for activities up until the date of the transaction. The transaction is subject to approvals from the Norwegian Ministry of Petroleum and Energy and the Norwegian Ministry of Finance. The transaction will be recognised in the Development and Production Norway segment.

HSE ACCOUNTING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: October 26, 2012	By:	/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer